NSAR QUESTIONNAIRE - MASTER
ATTACHMENT

Sub-Item 77D(e)

At a meeting held on August 5, 2003, the Board of Trustees of the Registrant authorized the International Equity Portfolio to invest in iShares, Inc. and/or iShares Trust ("iShares"), pursuant to an exemptive order issued to iShares and their investment adviser, Barclays Global Fund Advisors, by the Securities and Exchange Commission (the "iShare Order"). Upon the satisfaction of several conditions, the International Equity Portfolio may rely on the iShare Order permitting its purchase of any iShare Fund in excess of the percentage limit imposed by Section 12(d)(1) of the 1940 Act on a registered investment companies' ownership of shares of other registered investment companies. The International Equity Portfolio will not purchase shares of any iShares Fund if, after giving effect to such purchase, it owns more than 20% of its outstanding shares.